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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                               _______________________

                                    SCHEDULE 14D-1
                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                              _________________________

                                  (AMENDMENT NO. 9)

                                   DELCHAMPS, INC.
                              (Name of Subject Company)
                            DELTA ACQUISITION CORPORATION
                             A WHOLLY OWNED SUBSIDIARY OF
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                      (Bidders)
                        COMMON STOCK, $.01 PAR VALUE PER SHARE
                            (Title of Class of Securities)
                                     246615 10 8
                        (CUSIP Number of Class of Securities)
                                ______________________

                                  MICHAEL E. JULIAN
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                  1770 ELLIS AVENUE
                                      SUITE 200
                              JACKSON, MISSISSIPPI 39204
                                    (601) 965-8600

             (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications on Behalf of Bidders)
                              _________________________

                                   WITH A COPY TO:
                                DECHERT PRICE & RHOADS
                               4000 BELL ATLANTIC TOWER
                                   1717 ARCH STREET
                                PHILADELPHIA, PA 19103
                                    (215) 994-4000
                        ATTENTION:   WILLIAM G. LAWLOR
                                     DAVID E. SCHULMAN


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CUSIP NO.  246615 10 8            14D-1

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1   NAME OF REPORTING PERSON:  Delta Acquisition Corporation
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:  64-0280539

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)     {   }
                                                   (b)     {   }
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

            AF, BK
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)
                                                           {   }
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Alabama
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,321,112
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8   CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
                                                           {   }
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

             73.9%
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10  TYPE OF REPORTING PERSON

             CO
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CUSIP NO.  246615 10 8            14D-1

1 NAME OF REPORTING PERSON: Jitney-Jungle Stores of America, Inc. S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON: 64-0280539

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)     {   }
                                                   (b)     {   }
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

            BK, OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)
                                                           {   }
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Mississippi
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,321,112
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8   CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
                                                           {   }
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

             73.9%
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10  TYPE OF REPORTING PERSON

             CO
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

    This Amendment No. 9 to the Schedule 14D-1 relates to a tender offer by Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 14, 1997 as amended by Amendment No. 1 dated July 30, 1997, Amendment No. 2 dated August 4, 1997, Amendment No. 3 dated August 25, 1997, Amendment No. 4 dated August 29, 1997, Amendment No. 5 dated September 9, 1997, Amendment No. 6 dated September 11, 1997, Amendment No. 7 dated September 12, 1997, and Amendment No. 8 dated September 16, 1997 (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 9 is to amend and supplement Item 6 of the Schedule 14D-1 as described below. Pursuant to Instruction F of Schedule 14D-1, this statement is submitted below. Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Offeror under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 6.  Interest in Securities of the Subject Company.

    At 5:00 p.m., New York City time, on September 12, 1997, the Offer expired. Based on information provided by the Depositary, a total of 5,321,112 Shares, approximately 73.9% of the Shares outstanding, were validly tendered and not withdrawn pursuant to the Offer, including 981,205 tendered pursuant to notices of guaranteed delivery. Pursuant to Section 3 of the Offer to Purchase, share certificates for those shares tendered by notice of guaranteed delivery must be received by the Depositary within three trading days of the date of such notice of guaranteed delivery. Based on information supplied by the Depositary, as of the close of business on Wednesday, September 17, 1997, share certificates representing 977,603 of the 981,205 shares tendered pursuant to the notices of guaranteed delivery had been received by the Depositary.


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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 9 is true, complete and correct.

                             Jitney-Jungle Stores of America, Inc.


                             By:  /s/ Michael E. Julian
                                  -------------------------------
                             Name:  Michael E. Julian
                             Title: President and Chief Executive Officer

                             Delta Acquisition Corporation


                             By:  /s/ Michael E. Julian
                                  -------------------------------
                             Name:  Michael E. Julian
                             Title: President

Dated:  September 18, 1997